Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-Sep-05	30-Sep-04	30-Sep-05	30-Sep-04	Change
ASSETS

Cash & equivalents	54,450	49,634	102.9	93.8	9.7%
Other current assets	165,807	135,898	313.3	256.8	22.0%
Total current assets	220,257	185,532	416.2	350.6	18.7%

PP&E, net	318,848	318,021	602.5	600.9	0.3%
Other assets	82,441	67,014	155.8	126.6	23.0%

TOTAL ASSETS	621,547	570,567	1,174.5	1,078.2	8.9%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	17,936	31,186	33.9	58.9	-42.5%
Other current liabilities	80,053	68,516	151.3	129.5	16.8%
Total current liabilities	97,989	99,702	185.2	188.4	-1.7%

Long-term debt (2)	137,893	97,181	260.6	183.6	41.9%
Other long-term liabilities	35,700	35,378	67.5	66.9	0.9%
Total long-term liabilities	173,593	132,558	328.0	250.5	31.0%

Minority interest	40,923	40,406	77.3	76.4	1.3%

Stockholders' equity	309,041	297,901	584.0	562.9	3.7%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	621,547	570,567	1,174.5	1,078.2	8.9%

OTHER FINANCIAL INFORMATION

Total financial debt	155,829	128,367	294.5	242.6	21.4%

Net debt (3)	101,380	78,733	191.6	148.8	28.8%

Liquidity ratio	2.25	1.86
Debt / Capitalization	0.31	0.28

(1) Exchange rate: US$1.00 = Ch$529.20
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents